UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

June 30, 2019

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of June 30, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

	Notes	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	5	160,635	297,929
Short-term investments	6	2,704,844	2,770,589
Accounts receivable from card issuers	7	12,518,915	9,244,608
Trade accounts receivable		52,773	44,616
Recoverable taxes		90,798	56,918
Prepaid expenses		22,623	15,066
Derivative financial instruments		9,053	1,195
Other accounts receivable		16,813	6,860
		15,576,454	12,437,781

Non-current assets
Receivables from related parties	13	7,916	8,095
Deferred tax assets	8	261,994	262,668
Other accounts receivable		10,998	8,507
Investment in associate		19,161	2,237
Property and equipment	9	375,782	266,273
Intangible assets	10	323,404	307,657
		999,255	855,437

Total assets		16,575,709	13,293,218

Liabilities and equity
Current liabilities
Accounts payable to clients	11	5,796,019	4,996,102
Trade accounts payable		95,648	117,836
Loans and financing	12	984,298	761,056
Obligations to FIDC senior quota holders	12	1,139,831	16,646
Labor and social security liabilities		105,069	96,732
Taxes payable		60,826	51,569
Derivative financial instruments		829	586
Other accounts payable		23,543	14,248
		8,206,063	6,054,775

Non-current liabilities
Loans and financing	12	268,728	1,395
Obligations to FIDC senior quota holders	12	2,562,609	2,057,925
Deferred tax liabilities	8	97,134	80,223
Provision for contingencies		2,995	1,242
Other accounts payable		4,722	4,667
		2,936,188	2,145,452

Total liabilities		11,142,251	8,200,227

Equity	14
Issued capital		62	62
Capital reserve		5,368,886	5,351,873
Other comprehensive income		(81,769)	(56,334)
Retained earnings (Accumulated losses)		146,819	(202,276)
Equity attributable to owners of the parent		5,433,998	5,093,325
Non-controlling interests		(540)	(334)
Total equity		5,433,458	5,092,991

Total liabilities and equity		16,575,709	13,293,218

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit and other comprehensive income

For the six months ended June 30, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

		Six months ended June 30		Three months ended June 30
	Notes	2019	2018	2019	2018

Net revenue from transaction activities and other services		346,014	204,093	177,251	113,850
Net revenue from subscription services and equipment rental		145,786	84,999	74,608	46,546
Financial income		548,633	333,062	297,239	183,515
Other financial income		81,532	13,574	37,094	3,789

Total revenue and income	16	1,121,965	635,728	586,192	347,700

Cost of services		(186,164)	(141,061)	(100,784)	(70,230)
Administrative expenses		(142,141)	(117,366)	(77,381)	(58,447)
Selling expenses		(149,959)	(81,406)	(87,260)	(43,747)
Financial expenses, net		(145,411)	(142,581)	(78,771)	(74,021)
Other operating expenses, net		(43,785)	(20,796)	(32,325)	(15,672)
	17	(667,460)	(503,210)	(376,521)	(262,117)

Loss on investment in associates		(529)	(378)	(529)	(255)

Profit (loss) before income taxes		453,976	132,140	209,142	85,328

Current income tax and social contribution	8	(74,646)	(49,570)	(1,593)	(23,059)
Deferred income tax and social contribution	8	(30,441)	5,144	(35,696)	754

Net income for the period		348,889	87,714	171,853	63,023

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value through other comprehensive income		(25,108)	7,525	(16,882)	(582)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Net loss on equity instruments designated at fair value through other comprehensive income		(327)	-	-	-

Other comprehensive income for the period, net of tax		(25,435)	7,525	(16,882)	(582)

Total comprehensive income for the period, net of tax		323,454	95,239	154,971	62,441

Net income attributable to:
Owners of the parent		349,095	85,029	171,946	61,398
Non-controlling interests		(206)	2,685	(93)	1,624

Total comprehensive income attributable to:
Owners of the parent		323,660	92,312	155,064	60,841
Non-controlling interests		(206)	2,927	(93)	1,599

Earnings per share
Basic earnings per share for the period attributable to owners of the parent	15	R$ 1.26	R$ 0.38	R$ 0.62	R$ 0.27
Diluted earnings per share for the period attributable to owners of the parent	15	R$ 1.24	R$ 0.38	R$ 0.61	R$ 0.27

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the six months ended June 30, 2019 and 2018

(In thousands of Brazilian Reais)

	Attributable to owners of the parent
		Capital reserve
	Issued capital	Additional paid-in capital	Transactions among shareholders	Other reserves	Total	Other comprehensive income	Retained earnings (Accumulated losses)	Total	Non-controlling interest	Total

Balance as of January 1, 2018	46	1,190,902	(237,517)	14,364	967,749	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	-	3,240	-	-	3,240	-	-	3,240	-	3,240
Reclassification of share-based payments liability to equity	-	-	-	199,665	199,665	-	-	199,665	-	199,665
Net income for the period	-	-	-	-	-	-	85,029	85,029	2,685	87,714
Other comprehensive income for the period	-	-	-	-	-	7,283	-	7,283	242	7,525

Balance as of June 30, 2018 (unaudited)	46	1,194,142	(237,517)	214,029	1,170,654	(35,780)	(418,479)	716,441	16,986	733,427

Balance as of December 31, 2018	62	5,440,047	(223,676)	135,502	5,351,873	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Share-based payments	-	-	-	17,013	17,013	-	-	17,013	-	17,013
Net income for the period	-	-	-	-	-	-	349,095	349,095	(206)	348,889
Other comprehensive income for the period	-	-	-	-	-	(25,435)	-	(25,435)	-	(25,435)

Balance as of June 30, 2019 (unaudited)	62	5,440,047	(223,676)	152,515	5,368,886	(81,769)	146,819	5,433,998	(540)	5,433,458

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the six months ended June 30, 2019 and 2018

(In thousands of Brazilian Reais)

		Six months ended June 30
	Notes	2019	2018
Operating activities
Net income for the period		348,889	87,714

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	17	63,849	40,025
Deferred income tax expenses	8	30,441	(5,144)
Loss on investment in associates		529	378
Other financial costs and foreign exchange, net		27,281	72,012
Provision for contingencies		1,666	299
Share-based payments expense		17,013	-
Allowance for doubtful accounts		20,217	8,982
Loss on disposal of property, equipment and intangible assets	9/10	2,880	18,838
Onerous contract		-	(415)
Fair value adjustment in derivatives		(7,615)	-

Working capital adjustments:
Accounts receivable from card issuers		(3,302,774)	(683,375)
Receivables from related parties		2,963	(1,027)
Recoverable taxes		(59,377)	(59,111)
Prepaid expenses		(7,557)	(5,941)
Trade and other accounts receivable		(40,093)	(23,053)
Accounts payable to clients		241,412	(32,071)
Taxes payable		127,655	51,211
Labor and social security liabilities		8,337	27,292
Provision for contingencies		87	(10)
Other Liabilities		(22,610)	6,548
Interest paid	12	(86,626)	(75,611)
Interest income received, net of costs		547,853	217,290
Income tax paid		(92,901)	(17,835)

Net cash used in operating activities		(2,178,481)	(373,004)

Investing activities
Purchases of property and equipment	9	(117,004)	(92,476)
Purchases and development of intangible assets	10	(29,684)	(24,280)
Proceeds from (acquisition of) short-term investments, net		138,445	(7,351)
Proceeds from the disposal of non-current assets		871	1,108
Acquisition of interest in associates		(7,033)	(386)

Net cash (used in) provided by investing activities		(14,405)	(123,385)

Financing activities
Proceeds from borrowings	12	450.000	-
Payment of borrowings	12	(1,386)	(526)
Proceeds from FIDC senior quota holders	12	1,620,000	-
Payment of leases	12	(11,365)	(5,333)
Capital increase, net of transaction costs	14	-	3,240
Acquisition of non-controlling interests		(455)	-

Net cash used in financing activities		2,056,794	(2,619)

Effect of foreign exchange on cash and cash equivalents		(1,202)	(50)

Change in cash and cash equivalents		(137,294)	(499,058)

Cash and cash equivalents at beginning of period	5	297,929	641,952
Cash and cash equivalents at end of period	5	160,635	142,894

Change in cash and cash equivalents		(137,294)	(499,058)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2019

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 61.44% of Class B common shares, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

The Group controls three investment funds known as Fundo de Investimento em Direitos Creditórios (“FIDC”): (i) TAPSO FIDC (“FIDC TAPSO”) which provides working capital solution to clients, (ii) FIDC Bancos Emissores de Cartão de Crédito — Stone (“FIDC AR 1”) and (iii) FIDC Bancos Emissores de Cartão de Crédito — Stone II (“FIDC AR 2”) used as funding sources to raise capital. A FIDC is legally an investment fund authorized by the Brazilian Monetary Council, and specifically designed as investment vehicle for investing in Brazilian credit receivables, such as credit card receivable.

The interim condensed consolidated financial statements of the Group for the six months ended June 30, 2019 and 2018 were approved at the Board of Directors’ meeting on August 13, 2019.

1.1.	Initial Public Offering and Follow On

The Company completed its Initial Public Offering (“IPO”) in October 2018, and in additional to simultaneous transaction, received net proceeds of R$ 4,299,695, with R$ 75,774 of offering expenses.

On April 1, 2019 the Company filed a follow-on prospectus declared effective by the Securities and Exchange Commission (”SEC”) On April 2, 2019 in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.

1.2.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Group’s equity interest
Entity name	Country of incorporation	Principal activities	June 30, 2019	December 31, 2018

DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
StoneCo Brasil Participações S.A. (“StoneCo Brasil”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamento S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	99.99
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	99.99
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	61.79	61.79
Mundipagg Tecnologia em Pagamentos S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	99.98	99.98
FIDC TAPSO	Brazil	Receivables investment fund	100.00	100.00
FIDC AR 1	Brazil	Receivables investment fund	100.00	100.00
FIDC AR 2	Brazil	Receivables investment fund	100.00	100.00

2.2.	Associates

On June 21, 2018, the Group acquired a 27.06% interest in Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) for R$ 2,366 payable by December 2018. On April, 2019, the Group acquired additional 9,38% interest to 36,44% through capital increase of R$ 2,000 in the company payable until December 2019. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market. The Group also holds an option to acquire an additional interest, exercisable in the period from 2 to 3 years from the date of the initial acquisition, which would allow the Group to obtain control of Linked. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

On February 6, 2019, the Group acquired a 25.0% interest in Collact Serviços Digitais Ltda. (“Collact”), a private company based in São Paulo, Brazil, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group will pay R$ 1,667 until April 2020 for the acquisition of such interest. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.

On June 4, 2019, the Group acquired a 33,33% interest in VHSYS Sistema de Gestão, S.A. (“VHSYS”) for R$ 13,785 payable until January 2020. The Group also holds an option to acquire an additional interest in the period from 1 to 2 years from the date of the initial acquisition. VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2019 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	New and amended standards and interpretations

(i)	New and amended standards and interpretations adopted

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019.

The Group has adopted IFRS 16 – Leases from January 1, 2019, applying the simplified transition approach, and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 – Leases and IFRIC 4 - Determining Whether an Arrangement Contains a Lease at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.8% per year.

Impact of adoption on the statement of financial position (increase/(decrease)) as of January 1, 2019 is as follows:

2019
Assets
Property and equipment (Offices)	35,213
Property and equipment (Vehicles)	5,722
Total assets	40,935

Liabilities
Loans and financing	40,935
Deferred tax liabilities	-
Total liabilities	40,935

Impact of adoption on the statement of profit or loss (increase/(decrease)) for the six and three months ended June 30, 2019 is as follows:

	Six months	Three months
Depreciation expense (included in Cost of services)	(233)	(117)
Depreciation expense (included in Administrative expenses)	(5,485)	(2,831)
Depreciation expense (included in Selling expenses)	(3,896)	(2,136)
Financial expenses, net	(1,331)	(664)
Deferred income tax and social contribution	210	103
Rent expense (included in Cost of services and Administrative expenses)	10,328	5,446
Profit for the period	(407)	(199)
Attributable to:
Equity holders of the parent	(407)	(199)
Non-controlling interests	-	-

From January 1, 2019, the payments of leases (principal and interest) were classified as financing activities, except short-term lease and lease of low-value assets (classified in operating activity), in accordance with IFRS 16 and IAS 6 – Statement of Cash Flows, reducing the cash flows of this activity. The impact of adoption on the statement of cash flows (increase/(decrease)) for the six months ended June 30, 2019 is as follows:

June 30, 2019
Net cash flows from operating activities	10,735
Net cash flows from financing activities	(10,328)

There is no impact on other comprehensive income and the basic and diluted EPS.

a) Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of Offices, Pin Pads & POS, software, vehicles and other equipment.

Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of profit or loss on a straight-line basis over the lease term.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases that it is the lessee, except for short-term leases and leases of low-value assets. The Group recognized lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

b) Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16:

• Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. The Group has also reclassified for better presentation the assets under finance leases according with IAS 17 previously classified in each of the classes mentioned on item a).

• Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

• Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of Offices, Pin Pads & POS, software, vehicles and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below US$ 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

c) Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Offices	Vehicles	Total	Lease liabilities
As of December 31, 2018	-	-	-	-
Initial adoption of IFRS 16	35,213	5,722	40,935	40,935
As of January 1, 2019	35,213	5,722	40,935	40,935
Additions	3,313	2,010	5,323	5,323
Depreciation expense	(7,228)	(2,386)	(9,614)	-
Interest expense	-	-	-	1,331
Payments	-	-	-	(10,328)
As of June 30, 2019	31,298	5,346	36,644	37,261

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations were applied for the first time in 2019, but do not have an impact on the interim condensed consolidated financial statements of the Group.

3.3.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2018 and no retrospective adjustments were made.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	June 30, 2019	December 31, 2018

Short-term bank deposits—denominated in R$	139,047	235,488
Short-term bank deposits—denominated in US$	21,588	62,441
	160,635	297,929

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

6.	Short-term investments

	June 30, 2019	December 31, 2018
Listed securities (a)
Bonds	2,687,380	2,752,743
Unlisted securities (b)
Investment funds	9,222	9,328
Equity securities	8,242	8,518
	2,704,844	2,770,589

(a)	Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of June 30, 2019, listed securities are mainly indexed to 100% CDI rate (2018 – 95% CDI rate).

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market and whose fair value is determined using valuation techniques. The Group uses its judgment to select a method and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI.

Short-term investments are classified as financial assets measured at fair value through profit or loss, unless otherwise elected and indicated, and as Level 1 and 2 under the fair value level hierarchy, as described in Note 19. Short-term investments are denominated in Brazilian Reais, U.S. dollars and EURO.

7.	Accounts receivable from card issuers

	June 30, 2019	December 31, 2018

Accounts receivable from card issuers (a)	12,442,270	9,195,466
Accounts receivable from other acquirers (b)	83,195	54,968
Allowance for expected credit losses	(6,550)	(5,826)
	12,518,915	9,244,608

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of June 30, 2019, R$ 4,076,643 of the total Accounts receivable from card issuers are held by FIDC AR 1 and FIDC AR 2 (December 31, 2018 — R$ 2,166,132). Accounts receivable held by FIDCs guarantee the obligations to FIDC senior quota holders.

8.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

(a) Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the six months ended June 30, 2019 and 2018:

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018

Profit before income taxes	453,976	132,140	209,142	85,327
Brazilian statutory rate	34%	34%	34%	34%
Tax (expense) at the statutory rate	(154,352)	(44,927)	(71,108)	(29,011)

Additions (exclusions):
Gain (loss) from entities not subject to the payment of income taxes	20,838	(3,674)	8,211	1,925
Other permanent differences	7,075	(501)	5,702	305
Equity pickup on associates	(180)	(129)	(180)	(171)
Unrecorded deferred taxes	(477)	475	(191)	800
Use of tax losses previously unrecorded	5,585	-	5,585	(146)
Previously unrecognized deferred income tax	653	234	653	234
Tax incentives	4,124	829	2,392	492
Interest on capital	6,994	-	6,994	-
Research and development tax benefit	4,653	3,267	4,653	3,267
Total income tax and social contribution (expense)	(105,087)	(44,426)	(37,289)	(22,305)
Effective tax rate	23%	34%	18%	26%

Current income tax and social contribution	(74,646)	(49,570)	(1,593)	(23,059)
Deferred income tax and social contribution	(30,441)	5,144	(35,696)	754
Total income tax and social contribution (expense)	(105,087)	(44,426)	(37,289)	(22,305)

(b) Deferred income taxes

Net changes in deferred income taxes relate to the following:

2019
Begining balance	182,445
Losses available for offsetting against future taxable income	(23,842)
Tax credit carryforward	(923)
Temporary differences under FIDC	(17,300)
Amortization of intangible assets acquired in business combinations	2,781
Changes in FVOCI	12,856
Share based compensation	10,166
Technological innovation benefit	(2,724)
Others	1,401
Final balance	164,860

Deferred tax assets on tax losses	150,538
Deferred tax assets on temporary differences (a)	111,456
Deferred tax liabilities (b)	(97,134)
Deferred tax, net	164,860

(a) The main temporary differences are the tax credit on assets measured at FVOCI and under expenses carryforward.

(b) The main deferred tax liabilities are under intangible assets acquired in business combination and FIDC.

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the year.

Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards in StoneCo Brasil of R$ 19 (December 31, 2018 – R$ 3,397) for which a deferred tax asset was not recognized, and in the Group’s other subsidiaries of R$ 1,587 (December 31, 2018 – R$ 2,042) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

9.	Property and equipment

	Balance at 31/12/2018	Right-of-use assets (a)	Additions	Disposals	Balance at 30/06/2019

Cost	372,601	46,258	116,914	(6,135)	529,638
Depreciation	(106,328)	(9,614)	(40,674)	2,760	(153,856)

Property and equipment, net	266,273	36,644	76,240	(3,375)	375,782

(a) Refers to IFRS 16 adoption. More details on Note 3.2.

Assets with a net book value of R$ 3,375 and R$ 1,744 were disposed off by the Group during the six and three months ended June 30, 2019, for proceeds of R$ 871 and R$ 640 resulting in a net loss on disposal of R$ 2,504 and R$ 1,104, respectively.

i)	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018

Cost of services	34,340	22,526	18,022	13,069
General and administrative expenses	29,509	17,499	16,104	9,654
Depreciation and Amortization charges	63,849	40,025	34,126	22,723

Depreciation charge	50,288	27,912	27,549	16,021
Amortization charge (Note 10)	13,561	12,113	6,577	6,702
Depreciation and Amortization charges	63,849	40,025	34,126	22,723

10.	Intangible assets

	Balance at 31/12/2018	Additions	Disposals	Balance at 30/06/2019

Cost	381,779	29,684	(14,614)	396,849
Amortization	(74,122)	(13,561)	14,238	(73,445)

Intangible assets, net	307,657	16,123	(376)	323,404

Impairment of intangible assets

As of June 30, 2019, there were no indicators of impairment of finite-life intangible assets.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test in December 2018, concluding that there was no need to recognize impairment losses on the carrying value of goodwill and intangible assets with indefinite lives. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

As of June 30, 2019, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions in the annual consolidated financial statements for the year ended December 31, 2018.

11.	Accounts payable to clients

Accounts payable to clients represents amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

As of June 30, 2019, accounts payable to clients was R$ 5,796,019 (December 31, 2018 – 4,996,102).

12.	Loans and financing

	Balance at December 31, 2018	Funding	Payment	Interest	Balance at June 30, 2019

Obligations to FIDC AR senior quota holders (a)	2,064,333	1,620,000	(67,868)	75,740	3,692,205
Obligations to FIDC TAPSO senior quota holders	10,238	-	(367)	364	10,235
Leases (b)	3,674	46,258	(11,365)	1,686	40,253
Bank borrowings (c)	750	200,000	(651)	292	200,391
Debentures (d)	-	250,000	(922)	127	249,205
Loans with private entities	758,027	-	(18,204)	23,354	763,177
Total	2,837,022	2,116,258	(99,377)	101,563	4,955,466
Current	777,702				2,124,129
Non-current	2,059,320				2,831,337

(a)	Includes third series of senior quotas for FIDC AR II issued in June 2019 for 24 months

(b)	Includes IFRS 16 R$ 40,935 initial impact (see Note 3.2) and R$ 5,323 for the period of six months ended in June 30, 2019

(c)	On June 21, 2019 a Cédula de Crédito Bancário (“CCB”), one type of bank borrowing, was contracted in the amount of R$ 200,000 maturing in July, 2019

(d)	On June 12, 2019 the Company approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to four hundred million reais (R$ 400,000,000.00) maturing in 2022. By June, R$ 250,000,000.00 were issued. The Debentures will be secured by Stone’s accounts receivable from card issuers and will bear interest at a rate of 101.4% of the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018
Sales of services
Associates (legal and administration services)*	-	41,336	-	295
	-	41,336	-	295
Purchases of goods and services
Entity controlled management personnel**	(8,458)	(2,899)	(6,671)	(2,280)
Associates (transaction services)*	-	(125)	-	(85)
	(8,458)	(3,024)	(6,671)	(2,365)

*	Related to cost-sharing and checking account agreements with Equals S.A. incurred until the acquisition date.

**	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

The Group acquired under normal trade terms the following goods and services from entities that are controlled by members of the Group’s management personnel:

•	management and consulting services;

•	travel services; and

•	services related to card transactions.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30, 2019	December 31, 2018
Receivables from related parties
Associates	13	13
Loans to key management personnel	7,903	8,082
	7,916	8,095

As of June 30, 2019, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

14.	Equity

i.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

ii.	Subscribed and paid-in capital and capital reserve

In October, 2018, in connection with the IPO, the Company’s shareholders approved a capital stock share split with a ratio to be determined by the Board of Directors. On October 14, 2018, the Board of Directors of the Company approved the 126:1 (one hundred twenty-six for one) share split ratio. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the issuances and reclassifications of shares during the six months ended in June 30, 2019:

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Total

At December 31, 2018	125,697,438	151,482,561	277,179,999

Issuance	35,655	-	35,655
Vested awards	151,182	-	151,182
Conversion	40,004,775	(40,004,775)	-
At June 30, 2019	165,889,050	111,477,786	277,366,836

In April, 2019, during the follow-on public offering, some of RSU vested awards were accelerated. Accordingly, to this, Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

Also in April, 2019, upon a lock-up period end, some shareholders converted Class B shares to Class A shares.

15.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

During 2019 and 2018, the Group had outstanding grants and subsidiary preferred shares, which participated in profit or loss as follows:

•	A subsidiary of the Group has outstanding liability classified preferred shares to certain employees and business partners. These preferred shares participate evenly with ordinary shareholders of the subsidiary in dividends of the subsidiary when declared.

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018

Profit attributable to Owners of the parent	349,095	85,029	171,946	61,398
Less: Loss allocated to participating shares of Group companies	-	(70)	-	(59)
Numerator of basic and diluted EPS	349,095	85,099	171,946	61,457

On September 1, 2018, the Group granted RSU and stock options (Note 18), which are included in diluted EPS calculation for the six-month period then ended and for the three-month period ended in June 30, 2019.

The following table contains the earnings per share of the Group for the six and three months ended June 30, 2019 and 2018 (in thousands except share and per share amounts):

	Six months ended in June 30		Three months ended in June 30
	2019	2018	2019	2018
Numerator of basic EPS	349,095	85,099	171,946	61,457

Weighted average number of outstanding shares	277,264,857	223,261,416	277,366,250	223,266,330
Denominator of basic EPS	277,264,857	223,261,416	277,366,250	223,266,330

Basic earnings per share - R$	1.26	0.38	0.62	0.27

	Six months ended in June 30		Three months ended in June 30
	2019	2018	2019	2018
Numerator of diluted EPS	349,095	85,099	171,946	61,457

Share-based payments	5,105,581	-	5,015,766	-
Weighted average number of outstanding shares	277,264,857	223,261,416	277,366,250	223,266,330
Denominator of diluted EPS	282,370,438	223,261,416	282,382,438	223,266,330

Diluted earnings per share - R$	1.24	0.38	0.61	0.27

16.	Total revenue and income

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018

Transaction activities and other services	386,332	235,613	197,404	128,535
(-) Taxes and contributions on revenue	(40,304)	(31,518)	(20,140)	(14,685)
(-) Other deductions	(14)	(2)	(13)	-
Net revenue from transaction activities and other services	346,014	204,093	177,251	113,850

Equipment rental and subscription services	161,620	94,174	82,597	52,004
(-) Taxes and contributions on revenue	(15,128)	(8,664)	(7,568)	(5,200)
(-) Other deductions	(706)	(511)	(421)	(258)
Net revenue from subscription services and equipment rental	145,786	84,999	74,608	46,546

Financial income	577,761	350,355	314,083	192,620
(-) Taxes and contributions on financial income	(29,128)	(17,293)	(16,844)	(9,105)
Net Financial income	548,633	333,062	297,239	183,515

Other financial income (a)	81,532	13,574	37,094	3,789
Total revenue and income	1,121,965	635,728	586,192	347,700

Timing of revenue recognition
Transferred at a point in time	346,014	204,093	177,251	113,850
Transferred over time	775,951	431,635	408,941	233,850
Total revenue and income	1,121,965	635,728	586,192	347,700

(a)	Other financial income mainly includes interest accrued in bank saving accounts and judicial deposits held by Brazilian courts for judicial disputes.

17.	Expenses by nature

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018

Personnel expenses	276,948	163,577	159,751	85,638
Financial expenses (a)	145,411	142,581	78,771	74,021
Transaction and client services costs (b)	85,946	73,062	46,656	34,747
Depreciation and amortization	63,849	40,025	34,126	22,723
Third parties services	33,564	18,236	19,745	9,412
Marketing expenses and sales commissions (c)	25,242	17,477	13,674	8,291
Facilities expenses	14,592	15,862	9,251	7,985
Travel expenses	14,986	8,986	9,591	4,518
Other	6,922	23,404	4,956	14,782

Total expenses	667,460	503,210	376,521	262,117

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

18.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following items refer to the outstanding plans at June 30, 2019.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which were then exchanged for common shares in DLP Par. These incentive shares are subject to a 10 years lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

These incentive shares were exchanged for StoneCo Ltd. Class A common shares upon the consummation of the IPO, but remain with the previous lock-up period.

Restricted share units and stock options

In September 2018, the Group granted new awards of restricted share units (“RSUs”) and stock options. In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 5,406,786 awards (including Phantom Shares converted to RSUs) as RSU, and 135,198 awards as stock options, of which approximately 6% are vested until the IPO, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. The total expense, including taxes and social charges, recognized for the programs for the six and three months period ended June 30, 2019 was R$ 38,475 and R$ 28,366, respectively.

In April 2019 in connection with the follow-on offering, the company accelerated the vesting of 151,182 Class A common shares, net of withholding taxes, underlying RSU awards. This relates to the acceleration of certain awards to allow recipients to participate in the offering and/or to sell Class A common shares in the open market on or around the closing of this offering.

19.	Financial instruments

(i)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2018. There have been no changes in the risk management department or in any risk management policies since the year end.

(ii)	Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At June 30, 2019
Cash and cash equivalents	160,635	-	-	160,635
Short-term investments	-	2,696,602	8,242	2,704,844
Accounts receivable from card issuers	-	-	12,518,915	12,518,915
Trade accounts receivable	52,773	-	-	52,773
Derivative financial instruments	-	9,053	-	9,053
Other accounts receivable	27,811	-	-	27,811
	241,219	2,705,655	12,527,157	15,474,031

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2018
Cash and cash equivalents	297,929	-	-	297,929
Short-term investments	-	2,762,071	8,518	2,770,589
Accounts receivable from card issuers	-	-	9,244,608	9,244,608
Trade accounts receivable	44,616	-	-	44,616
Derivative financial instruments	-	1,195	-	1,195
Other accounts receivable	15,367	-	-	15,367
	357,912	2,763,266	9,253,126	12,374,304

b)	Liabilities as per statement of financial position

	Amortized cost	FVPL	Total
At June 30, 2019
Accounts payable to clients	5,796,019	-	5,796,019
Trade accounts payable	95,648	-	95,648
Loans and financing	1,253,026	-	1,253,026
Obligations to FIDC senior quota holders	3,702,440	-	3,702,440
Derivative financial instruments	-	829	829
Other accounts payable	28,265	-	28,265
	10,875,398	829	10,876,227

	Amortized cost	FVPL	Total
At December 31, 2018
Accounts payable to clients	4,996,102	-	4,996,102
Trade accounts payable	117,836	-	117,836
Loans and financing	762,451	-	762,451
Obligations to FIDC senior quota holders	2,074,571	-	2,074,571
Derivative financial instruments	-	586	586
Other accounts payable	14,248	-	14,248
	7,965,208	586	7,965,794

(iii)	Fair value estimation

a)	Fair value hierarchy

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I—quoted prices in active markets for identical assets or liabilities;

•	Level II—other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III—techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For the six months ended June 30, 2019, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

b)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	June 30, 2019			December 31, 2018
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Short-term investments (1)	8,002	8,002	I	8,278	8,278	I
Short-term investments (1)	2,696,842	2,696,842	II	2,762,310	2,762,310	II
Accounts receivable from card issuers (2)	12,518,915	12,518,915	II	9,244,608	9,244,608	II
Trade accounts receivable (3)	52,773	52,773	II	44,616	44,616	II
Derivative financial instruments (4)	9,053	9,053	II	1,195	1,195	II
Other accounts receivable (3)	27,811	27,811	II	15,367	15,367	II
	15,313,396	15,313,396		12,076,374	12,076,374
Financial liabilities
Accounts payable to clients (5)	5,796,019	5,703,154	II	4,996,102	4,898,949	II
Trade accounts payable (3)	95,648	95,648	II	117,836	117,836	II
Loans and financing (5)	1,253,026	1,247,408	II	762,451	747,651	II
Obligations to FIDC senior quota holders (5)	3,702,440	3,630,440	II	2,074,571	2,045,397	II
Derivative financial instruments (4)	829	829	II	586	586	II
Other accounts payable (3)	28,265	28,265	II	18,916	18,916	II
	10,876,227	10,705,745		7,970,462	7,829,335

(1)	The carrying values of short-term investments approximate their fair values due to their short-term nature.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, other accounts receivable, trade accounts payable and other accounts payable are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(5)	Accounts payable to clients, loans and financing, and obligations to FIDC senior quota holders are measured at amortized cost. Fair values are estimated by discounting future cash flows using weighted average cost of capital rate.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

(iv)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of June 30, 2019, and December 31, 2018, the Group has no financial instruments that meet the conditions for recognition on a net basis.

20.	Subsequent events

i.	On July 22, 2019, the Company obtained a license from Brazillian Central Bank to offer credit as Sociedade de Crédito Direto (SCD). A SCD is a financial institution with the purpose to lending, financing and credit action by exclusively access to electronic platform.

ii.	On July 30, 2019, the Company announced a memorandum of understanding to create a partnership with Grupo Globo, the largest media conglomerate in Brazil. The partnership will combine Stone’s experience in technology and payments with Grupo Globo’s deep expertise in media and marketing to create a heavyweight contender in the micro-merchant space.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: August 14, 2019